As filed with the Securities and Exchange Commission on April 11, 2018

Securities Act File No. 333-217302
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 1

OFS CAPITAL CORPORATION
(Exact name of Registrant as specified in charter)

10 S. Wacker Drive, Suite 2500
Chicago, IL 60606
(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (847) 734-2000
Bilal Rashid
10 S. Wacker Drive, Suite 2500
Chicago, IL 60606
(Name and address of agent for service)
 COPIES TO:
Cynthia M. Krus
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
(202) 383-0100

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
It is proposed that this filing will become effective (check appropriate box):
☒ when declared effective pursuant to section 8(c).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-217302) of OFS Capital Corporation is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the Securities and Exchange Commission (the “SEC”). Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the SEC.

PART C — OTHER INFORMATION
ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS
1. Financial Statements
The following financial statements of OFS Capital Corporation (the “Registrant” or the “Company”) are included in Part A “Information Required to be in the Prospectus” of the Registration Statement.

2. Exhibits
(2) Exhibits

(a)(1)	Amended and Restated Certificate of Formation of OFS Capital, LLC (3)
(a)(2)	Certificate of Incorporation of OFS Capital Corporation (3)
(a)(3)	Certificate of Correction to Certificate of Incorporation of OFS Capital Corporation (8)
(b)(1)	Amended and Restated Limited Liability Company Agreement of OFS Capital, LLC (3)
(b)(2)	Bylaws of OFS Capital Corporation (3)
(c)	Not applicable
(d)	Form of Stock Certificate of OFS Capital Corporation (3)
(d)(1)	Form of Base Indenture (14)
(d)(2)	Statement of Eligibility of Trustee on Form T-1 (18)
(d)(3)	Form of Warrant Agreement (15)
(d)(4)	Form of Subscription Agent Agreement (15)
(d)(5)	Form of Subscription Certificate (15)
(d)(6)	Form of Certificate of Designation (15)
(e)	Form of Dividend Reinvestment Plan (3)
(f)	Not applicable
(g)	Investment Advisory and Management Agreement between OFS Capital Corporation and OFS Capital Management, LLC (12)
(h)(1)	Form of Equity Underwriting Agreement (12)
(h)(2)	Form of Debt Underwriting Agreement (15)
(i)	Not applicable

(j)	Form of Custody Agreement (3)
(k)(1)	Administration Agreement between OFS Capital Corporation and OFS Capital Services, LLC (3)
(k)(2)	License Agreement between the OFS Capital Corporation and Orchard First Source Asset Management, LLC (3)
(k)(3)	Form of Indemnification Agreement between OFS Capital Corporation and each of its directors and executive officers (3)
(k)(4)	Form of Registration Rights Agreement between OFS Capital Corporation and Orchard First Source Asset Management, LLC (5)
(k)(5)	Loan Portfolio Purchase Agreement among OFS Capital WM, LLC and Madison Capital Funding LLC, dated May 28, 2015 (16)
(k)(6)	Loan Administration Services Agreement among Madison Capital Funding, LLC, OFS Capital WM, LLC and OFS Capital Corporation, dated May 28, 2015 (16)
(k)(7)	Business Loan Agreement between OFS Capital Corporation and Pacific Western Bank dated November 5, 2015 (17)
(k)(8)	Promissory Note between OFS Capital Corporation and Pacific Western Bank dated November 5, 2015 (18)
(k)(9)	Commercial Guaranty Agreement among OFS Capital Corporation, OFS Capital WM, LLC, and Pacific Western Bank dated November 5, 2015 (17)
(k)(10)	Change in terms to the Business Loan Agreement between OFS Capital Corporation and Pacific Western Bank dated August 9, 2017(19)
(k)(11)	Commercial Guaranty Agreement among OFS Capital Corporation, OFS Capital WM, LLC, and Pacific Western Bank dated August 9, 2017(19)
(k)(12)	Business Loan Agreement between OFS Capital Corporation and Pacific Western Bank dated March 7, 2018(21)
(k)(13)	Change in terms to the Business Loan Agreement between OFS Capital Corporation and Pacific Western Bank dated March 7, 2018(21)
(k)(14)	Commercial Guaranty Agreement among OFS Capital Corporation, OFS Capital WM, LLC, and Pacific Western Bank dated March 7, 2018(21)
(l)	Opinion and Consent of Eversheds Sutherland (US) LLP (18)
(m)	Not applicable
(n)(1)	Consent of BDO USA, LLP (18)
(n)(2)	Report of BDO USA, LLP (18)
(n)(3)	Consent of BDO USA, LLP(1)
(n)(4)	Report of BDO USA, LLP(1)
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)	Joint Code of Ethics of OFS Capital Corporation and OFS Advisor (20)
(s)(1)	Form of Prospectus Supplement For Common Stock Offerings (15)
(s)(2)	Form of Prospectus Supplement For Preferred Stock Offerings (15)
(s)(3)	Form of Prospectus Supplement For Debt Offerings (15)
(s)(4)	Form of Prospectus Supplement For Rights Offerings (15)
(s)(5)	Form of Prospectus Supplement For Warrant Offerings (15)

1.	Filed herewith.
2.	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 2 (File No. 333-166363) filed on October 5, 2010.
3.	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 3 (File No. 333-166363) filed on March 17, 2011.
4.	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 6 (File No. 333-166363) filed on May 3, 2012.
5.	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 7 (File No. 333-166363) filed on July 24, 2012.
6.	Filed previously in connection with the Company’s registration statement on Form N-2 Pre-Effective Amendment No. 8 (File No. 333-166363) filed on October 19, 2012.
7.	Filed previously as part of the Current Report on Form 8-K of the Company, filed on January 23, 2013.

8.	Filed previously in connection with the Company’s annual report on Form 10-K filed on March 26, 2013.
9.	Filed previously as part of the Current Report on Form 8-K of the Company, filed on November 26, 2013.
10.	Filed previously in connection with the Company’s annual report on Form 10-K filed on March 17, 2014.
11.	Filed previously in connection with the Company’s registration statement on Form N-2 (File No. 333-196704) filed on June 12, 2014.
12.	Filed previously in connection with Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (333-196704) filed on July 24, 2014.
13.	Filed previously in connection with the Company’s quarterly report on Form 10-Q filed on November 7, 2014.
14.	Filed previously in connection with the Company’s registration statement on Form N-2 (File No. 333-200376) filed on November 19, 2014.
15.	Filed previously in connection with Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-200376) filed on December 15, 2014.
16.	Filed previously as part of the Current Report on Form 8-K of the Company, filed on June 2, 2015.
17.	Filed previously in connection with the Company’s quarterly report on Form 10-Q filed on November 6, 2015.
18.	Filed previously in connection with the Company's registration statement on Form N-2 (File No. 333-217302) filed on June 15, 2017.
19.	Filed previously in connection the Company's current report on Form 8-K filed on August 10, 2017.
20.	Filed previously in connection with the Company’s quarterly report on Form 10-Q filed on November 3, 2017.
21.	Filed previously in connection with the Company's annual report on Form 10-K filed on March 12, 2018

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$ 23,180*
FINRA filing fee	30,500*
Nasdaq Global Select Market listing fee	65,000
Printing and postage	40,000
Legal fees and expenses	125,000
Accounting fees and expenses	40,000
Total	$323,680
Note: All listed amounts are estimates, except for the SEC registration fee and FINRA filing fee.

*	This amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
The following entities are wholly-owned subsidiaries of the Company:
•    OFS Capital WM, LLC, a Delaware limited liability company.
•    FQSR II, LLC, a Delaware limited liability company.
•    OFS SBIC I GP, LLC, a Delaware limited liability company.
•    OFS SBIC I, LP, a Delaware limited liability company.
•    Convene Holdings, LLC, a Delaware limited liability company.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES
The following table sets forth the number of record holders of the Registrant’s common stock at June 13, 2017, 2017

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	2

ITEM 30. INDEMNIFICATION
The information contained under the heading “Description of Our Capital Stock” is incorporated herein by reference.
As permitted by Section 102 of the General Corporation Law of the State of Delaware, or the DGCL, the Registrant has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.
The Registrant’s certificate of incorporation and bylaws provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.
Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.
The investment management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Advisor and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Advisor’s services under the investment management agreement or otherwise as an investment adviser of the Registrant.
The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which OFS Advisor, and each managing director, director or executive officer of OFS Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the OFS Advisor and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-71366), and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

1.	OFS Capital Corporation, 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606;

2.	the transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15 th Avenue, Brooklyn, NY 11219;

3.	the custodian, U.S. Bank National Association, One Federal Street, 3 rd Floor, Boston, MA 02110; and

4.	OFS Capital Management, LLC, 10 S. Wacker Drive, Suite 2500, Chicago, IL, 60606.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

The Registrant undertakes:

1.    to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (b) the net asset value increases to an amount greater than the net proceeds (if applicable) as stated in the prospectus.

2.    Not applicable.

3.    in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.
4.
(a)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i.)    to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii.)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii.)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)   to file, in connection with any offering of securities, a post-effective amendment to the registration statement under Rule 462(d) to include as an exhibit a legal opinion regarding the valid issuance of any shares of common stock being sold.

(c)   that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

(d)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(e)   that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(f)   that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i.)    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)    the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(g)   to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1993 Act, in the event the shares of the Registrant are trading below its net asset value and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations and
5.
(a)   that for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b)  that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.    Not applicable.

7.    to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to the Registrant’s net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused the Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on the 11th day of April, 2018.

OFS CAPITAL CORPORATION

By:    /s/ Bilal Rashid

Name: Bilal Rashid

Title:  Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates set forth below

Signature	Title	Date
/s/ Bilal Rashid Bilal Rashid	Director and Chief Executive Officer (Principal Executive Officer)	April 11, 2018

/s/ * Marc Abrams	Director	April 11, 2018

/s/ * Robert J. Cresci	Director	April 11, 2018

/s/ * Elaine E. Healy	Director	April 11, 2018

/s/ Jeffrey A. Cerny Jeffrey A. Cerny	Director and Chief Financial Officer (Principal Financial Officer)	April 11, 2018

/s/ Jeffery S. Owen Jeffery S. Owen	Chief Accounting Officer (Principal Accounting Officer)	April 11, 2018

*	Signed by Bilal Rashid pursuant to a power of attorney signed by each individual and previously filed with this Registration Statement on April 13, 2017.